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                              July 8, 2020

       Jacques Stern
       Chief Executive Officer
       Global Blue Group Holding AG
       Z  richstrasse 38
       8306 Br  ttisellen
       Switzerland

                                                        Re: Global Blue Group
Holding AG
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed June 19, 2020
                                                            File No. 333-236581

       Dear Mr. Stern:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2020 letter.

       Amendment No.1 to Registration Statement on Form F-4

       Global Blue
       Selected Consolidated Statement of Financial Position Data, page 40

   1. Similar to your presentation here, please present the pro forma balance sheet reflecting the distribution accrual
alongside the most recent historical balance sheet on page F-88.
       Other Financial Data of Global Blue, page 42

   2. Your response to prior comment 4 states that the Conversion Rate shows how much
                                                        Adjusted EBITDA is
available post capital expenditures to service other cash
                                                        expenditures. In this
context, it appears that the Conversion Rate represents a liquidity
 Jacques Stern
Global Blue Group Holding AG
July 8, 2020
Page 2
         measure. Please revise to reconcile to the most directly comparable IFRS measure, cash provided by operating activities.
3. We note your revised reconciliation in response to prior comment 4. However, we note that you exclude the cash flow effects associated with changes in working capital from the measure, which is prohibited per Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to ensure that your non-IFRS liquidity measure does not exclude any charges or liabilities that required or will require cash settlement.
The Business Combination Proposal
Background of the Business Combination, page 108

4. We note your response to prior comment 9. Please disclose the date the other potential transaction was abandoned.
5. We refer to the Far Point Acquisition Corporation press release dated June 26, 2020.
         Please include a discussion of the litigation involving Suvretta Capital Management, LLC and TOMS Capital Investment Management LP and its potential impact on the consummation of the business combination under the merger agreement. Satisfaction of 80% Test, page 129

6. Please disclose whether the FPAC board believes that Global Blue currently has a fair market value equal to at least 80% of the balance of the funds in the trust account.
Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Income Statement
Earnings per share, page 162

7. In your response to prior comment 17, you state that the Series A preferred shares and common stock participate in dividends equally on an as converted basis. Please revise to disclose how you applied the two-class method in determining pro forma earnings per share in accordance with paragraph A13 and A14 of IAS 33.
FirstName LastNameJacques Stern
8. Please reconcile the profit attributable to the owners of the parent used in the earnings per
ComapanyshareNameGlobal   BluetoGroup
              calculation here    thoseHolding    AG
                                         in the pro forma combined income
statements on page 158
        and 159.
July 8, 2020 Page 2
FirstName LastName
 Jacques Stern
FirstName
Global BlueLastNameJacques   Stern
              Group Holding AG
Comapany
July 8, 2020NameGlobal Blue Group Holding AG
July 8,3 2020 Page 3
Page
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Howard A. Kenny